UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report Of Foreign Private Issuer
Pursuant To Rule 13a-16 Or 15d-16 Of
The Securities Exchange Act Of 1934

For the month of January 2014

Commission File Number: 000-54290

Grupo Aval Acciones y Valores S.A.
(Exact name of registrant as specified in its charter)

Carrera 13 No. 26A - 47
Bogotá D.C., Colombia
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

GRUPO AVAL ACCIONES Y VALORES S.A.

TABLE OF CONTENTS

ITEM
1.	Report of Relevant Information regarding the local public offering of common shares subject to preemptive subscription rights 2013

RELEVANT INFORMATION

INFORMATION REGARDING THE LOCAL PUBLIC OFFERING OF COMMON SHARES SUBJECT TO PREEMPTIVE SUBSCRIPTION RIGHTS
2013

Grupo Aval Acciones y Valores S.A. (“Grupo Aval”) informs that the company has successfully completed its local public offering of common shares subject to preemptive subscription rights.

As a result of this local offering, the company received an equity increase of $2,411,729,639,800 Colombian pesos (approximately U.S. $1.23 billion) adding 1,855,176,646 common shares to its share capital.

The proceeds of the local offering were used to fully prepay the financial obligations1 of the company (approximately U.S. $0.7 billion), and to strengthen its liquidity position.

 1 Excluding bonds.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 21, 2013

GRUPO AVAL ACCIONES Y VALORES S.A.

By:	/s/ Jorge Adrián Rincón Plata
	Name:	Jorge Adrián Rincón Plata
	Title:	Chief Legal Counsel